Mail Stop 3561

January 13, 2009

Ya Zhu
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Ya Zhu Silk, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 31, 2008**
> **File No. 333-155486**

Dear Ms. Zhu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the silk import business. We note that you have a limited operating history, no customers and no suppliers. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Risk Factors, page 8
"Since Our Company's sole Officer and Director …," page 11

2. We note your response to comment three in our letter dated December 15, 2008; however, the pronoun "he" still appears in the heading to this risk factor. Please revise. We also note similar references to "he" in the text you added to the Plan of Distribution section.

Management's Discussion and Analysis, page 39

3. We note your response to comment 11 in our letter dated December 15, 2008. Please ensure that the expenses you discuss correspond to those addressed in your Use of Proceeds section. For example, the Use of Proceeds indicates that you will allocate $3,500 to sample material development at the various offering levels, yet this section indicates that you will spend $15,000 for initial sample books and printings in addition to the $3,500 spent to secure pattern designs. Please revise.

Part II – Information Not Required in the Prospectus, page 45
Recent Sales of Unregistered Securities, page 46

4. We note your response to comment 15 in our letter dated December 15, 2008. Please provide us with your analysis as to how the company was able to rely on Rule 903(b)(3) of Regulation S in light of the fact that it appears Ms. Zhu is a "U.S. person" as defined in Rule 902 of Regulation S.

Undertakings, page 47

5. Please remove the references in the undertakings to "small business issuer" and ensure that the undertakings conform to the requirements of Item 512 of Regulation S-K.

Exhibit 23.1

6. Please file an updated consent from your auditor.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas E. Puzzo, Esq.